UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: Mondelēz International, Inc. 1-16483

Mondelēz Global LLC TIP Plan

(Full title of the plan)

Mondelēz International, Inc.

Three Parkway North

Deerfield, Illinois 60015

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

MONDELĒZ GLOBAL LLC TIP PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR PERIOD DECEMBER 31, 2012

TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2012	4

Statement of Changes in Net Assets Available for Benefits for the Period from September 1, 2012 to December 31, 2012	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2012	22

Signatures	23

Exhibit:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm	24

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Mondelēz Global LLC Administrative Committee, Benefits Investment Committee

    and the Participants of Mondelēz Global LLC TIP Plan

Mondelēz Global LLC

Deerfield, Illinois

We have audited the accompanying statement of net assets available for benefits of the Mondelēz Global LLC TIP Plan (“the Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the period from September 1, 2012 to December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the period from September 1, 2012 to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 27, 2013

MONDELĒZ GLOBAL LLC TIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2012

(in thousands of dollars)

Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$187,680
Receivables:
Prepaid general and administrative expenses	49
Notes receivable from participants	9,008

Total receivables	9,057

Total assets	196,737

Liabilities:
Total liabilities	–

Net assets, reflecting all investments at fair value	196,737

Adjustments from fair value to contract value for investment in Master Trust from fully benefit- responsive investment contracts	(2,094)

Net assets available for benefits	$194,643

The accompanying notes are an integral part of these financial statements.

MONDELĒZ GLOBAL LLC TIP PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Period from September 1, 2012 to December 31, 2012

(in thousands of dollars)

Additions to net assets attributed to:
Interest from notes receivable from participants	$54
Net investment income from Master Trust (Notes 2 and 3)	859
Employer contributions	700
Participant contributions	4,152

Total additions	5,765

Deductions from net assets attributed to:
Distributions and withdrawals	(2,452)
General and administrative expenses	(204)

Total deductions	(2,656)

Increase in net assets available for benefits prior to transfers	3,109

Transfer in from the Kraft Foods Group, Inc. TIP Plan (Note 1)	191,534

Net increase	194,643

Net assets available for benefits:
Beginning of period	–

End of period	$194,643

The accompanying notes are an integral part of these financial statements.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Mondelēz Global LLC TIP Plan (the “Plan”) is a defined contribution plan sponsored by Mondelēz Global LLC (“Mondelēz Global”) for its eligible employees and the eligible employees of its participating affiliated employers.

The Plan was established effective as of September 1, 2012 in anticipation of the spin-off of Kraft Foods Group, Inc. (“KFGI”) to shareholders of Kraft Foods Inc. The spin-off occurred on October 1, 2012, at which point, Kraft Foods Inc. changed its name to Mondelēz International, Inc. (“Mondelēz International”). Mondelēz Global is a wholly owned subsidiary of Mondelēz International. In connection with the spin-off, certain employees who had been employed by KFGI and its affiliates immediately prior to the spin-off were transferred to, and became employees of, Mondelēz Global and its affiliates. Certain of those employees were eligible for the KFGI TIP Plan prior to the spin-off. The account balances of those transferred employees were spun-off from the KFGI TIP Plan to the Plan contemporaneously with the corporate spin-off. References in these financial statements to periods prior to October 1, 2012 refer to periods where an employee may have been employed by KFGI or one of its affiliates and had been eligible for the KFGI TIP Plan.

Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986 (the “Code”).

The Mondelēz Global Management Committee for Employee Benefits (the “Management Committee”) has been authorized by the Board of Managers of Mondelēz Global to take settlor actions with respect to the Plan. The Plan vests the Mondelēz Global Administrative Committee (the “Administrative Committee”) with authority to control and manage the non-investment operations of the Plan. Other than with respect to the Plan’s stock fund investment options which are expressly provided for under the Plan, the Mondelēz Global Benefits Investment Committee is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage the investment options and monitoring the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Contributions:

Participant Contributions:

Hourly employees of Mondelēz Global and other participating affiliated employers who are represented by designated collective bargaining units are eligible to participate in the Plan. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing up to one year of service, eligible employees can make voluntary, tax-deferred and/or after-tax contributions.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

The amount of both tax-deferred and after-tax contributions expressed as a percentage of eligible pay may vary from year to year and may depend on the location and bargaining unit. Some eligible employees may elect to contribute up to 10% of their base rate of compensation, but contributions from base compensation over $15,000 may not exceed 6%. Other eligible employees (including employees at Naperville, Illinois and certain other facilities) may elect to contribute up to 16% of their eligible pay, but only contributions not in excess of 6% of eligible pay are eligible for Mondelēz Matching Contributions described below. Still other eligible employees (including employees at Visalia, California and certain other facilities) may elect to contribute up to 16% of their eligible pay, but do not have a company match.

For 2012, the limit on tax deferred contributions under the Code was $17,000. Each eligible employee who was 50 or older by the end of 2012 was permitted under the Code and the Plan to contribute an additional $5,500 in tax-deferred “catch-up” contributions.

Automatic Enrollment:

Newly hired, eligible employees are enrolled automatically with a 2% tax-deferred contribution rate. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Employees hired at certain locations after December 31, 2010 will have their tax-deferred contribution rate automatically increased by 1% annually, up to a maximum of 6%, starting with the first year after they are automatically enrolled in the Plan.

Employer Matching Contributions:

Some eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Mondelēz Global (the “Mondelēz Matching Contributions”). Mondelēz Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limitations under the Code. The amount of Mondelēz Matching Contributions is negotiated with each collective bargaining unit representing eligible employees. The amount of Mondelēz Matching Contributions varies from 15% to 50% of each participant’s match-eligible contributions.

Employer Basic Contribution:

Eligible employees at certain locations hired within the Mondelēz International controlled group of employers after December 31, 2010, who are not eligible to participate in the Mondelēz Global LLC Hourly Retirement Plan, automatically receive a basic contribution equal to 3% of the employee’s eligible pay (the “Mondelēz Basic Contributions”).

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Mondelēz International Stock Fund, which is invested in Mondelēz International, Inc. Class A common stock (“Mondelēz International Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Mondelēz International Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Mondelēz International Stock Fund.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

Voting Rights:

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Mondelēz International is required to make sure the participant receives proxy materials prior to the time the voting rights are to be exercised. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Mondelēz Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for certain participants hired after December 31, 2010, a Mondelēz Basic Contributions account, are credited with the participant’s contributions, and the Mondelēz Matching Contributions and the Mondelēz Basic Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates. Each participant directs the investment of his or her account to any of the investment options available under the Plan, including Mondelēz International Common Stock.

The Plan provides that the Kraft Foods Group Stock Fund, the Altria Stock Fund and the Philip Morris International (“PMI”) Stock Fund will be removed as investment options (collectively, the “frozen funds”) under the Plan as of June 30, 2014. Participants can transfer their balance out of the frozen funds at any time to any other fund option within the Plan. If a participant does not transfer their balance out of the frozen funds by June 30, 2014, their balance will automatically be transferred to the Target Date Fund that corresponds to the participant’s retirement date based on birth year.

Vesting:

Each participant is at all times fully vested (1) in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account, (2) in the balance held in his or her Mondelēz Matching Contributions account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan and (3) in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund, the Kraft Foods Stock Fund, or the Mondelēz International Stock Fund (including with respect to the Mondelēz Matching Contributions and Mondelēz Basic Contributions accounts to the extent invested in such funds). A participant will fully vest in the Mondelēz Matching Contributions and Mondelēz Basic Contributions accounts upon attainment of age 55; permanent and total disability or death while employed by Mondelēz Global or any of its affiliates; involuntary termination due to a change in control of Mondelēz International, Inc., or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Mondelēz Global, or any of its affiliates, will vest in the Mondelēz Matching Contributions account and Mondelēz Basic Contributions account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

Mondelēz Matching Contributions and Mondelēz Basic Contributions forfeited by terminated participants are used to reduce future Mondelēz Matching Contributions and Mondelēz Basic Contributions to the Plan. For the period from September 1, 2012 to December 31, 2012, no forfeitures were used to reduce employer contributions.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Notes Receivable from Participants:

The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions account, after-tax contributions account and rollover account.

A participant’s notes receivable account equals the original principal amount less principal repayments. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on notes receivable ranged from 3.23% to 10.5% as of December 31, 2012.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Mondelēz Global in a commingled investment fund known as the Mondelēz Global LLC Master Defined Contribution Trust (the “Master Trust”) for which State Street Bank and Trust Company (the “Trustee”) serves as the trustee.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan and Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Reporting of Guaranteed Investment Contracts:

The statement of net assets available for benefits presents fully benefit-responsive investment contracts at fair value within the net investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Investment in Master Trust:

Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Valuation of the Plan and Master Trust’s Investments:

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. US GAAP defines fair value as the price that would be received by the Plan and the Master Trust for an asset or paid by the Plan and the Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s and the Master Trust’s principal or most advantageous market for the asset or liability. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.

Equities: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).

U. S. Government securities: U. S. government securities are valued at the closing price reported in the active market in which the individual security is traded (level 1 inputs).

Corporate bonds, foreign government bonds and other fixed income securities: Corporate bonds and foreign government bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Agency-backed bonds, asset-backed securities, mortgage-backed securities, and municipal bonds are valued based on evaluation methodology where prices are based on a compilation of primary observable market information, the value is imputed based on the conversion ratio and other security specific information, or a broker quote in a non-active market (level 2 inputs). Evaluation methodology relies on inputs that may include, but are not limited to, treasury or floating index benchmarks, other benchmark yields, base spreads, spread adjustments, yield-to-maturity, swap curves, prepayment speeds, cash flows, ratings updates, collateral performance and collateral type.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

Collective trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. The investment objective of the domestic large cap equity collective trust is capital growth and dividend income through investment in the companies in the Standard & Poor’s 500 Stock Index (the S&P 500). The investment objective of the domestic mid/small cap equity collective trust is capital growth and dividend income through investment in the companies in the Russell Small Cap Completeness Index. There are two international equity collective trusts that are primarily invested in stocks of companies based outside the U.S. The investment objective of these trusts are capital growth and dividend income through investment in common stocks of international companies by broadly tracking the MSCI Europe, Australia, and Far East (EAFE) Index and the MSCI Emerging Markets stock index. There are two Government bond collective trusts. The U.S. Government Obligations Fund seeks to hold a portfolio of securities representative of the intermediate securities sector of the U.S. bond and debt market, as characterized by the Barclays Intermediate Government Bond Index. The TIPS Index Fund seeks to hold a portfolio representative of the Treasury inflation-protected securities of the U.S. bond and debt market as characterized by the Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index. The investment objective of the blended collective trusts are to provide varying degrees of long-term appreciation and capital preservation through exposure to a broadly diversified, passively managed global portfolio of securities for investors who have reached their retirement date or with targeted retirement dates near 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055. As of December 31, 2012 the benchmark for the blended collective trusts’ are a predetermined weighting of the following indices: Russell 1000 Index, Russell 2000 Index, MSCI ACWI ex-US IMI Index, Barclays U.S. Aggregate Bond Index, Barclays U.S. TIPS Index, FTSE ESPRA/NAREIT Developed Index, and the Dow Jones –UBS Commodity Index. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit.

Investment contracts: The fair value of traditional guaranteed investment contracts (“GICs”) is calculated using the income approach by discounting the contractual cash flows based on current yields of similar instruments with comparable durations (level 3 inputs). The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31 (level 3 inputs).

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Short-term investments: Short-term investments largely consist of a collective trust, the fair value of which is based on the net asset value report by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the Fund’s unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund’s unitholders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

Investment Transactions and Investment Income:

Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Mondelēz Global. Mondelēz Matching Contributions and Mondelēz Basic Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Master Trust.

Notes Receivable from Participants:

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

3. Master Trust Investments:

The Plan had a 13% interest in the Master Trust at December 31, 2012.

At December 31, 2012 the net assets of the Master Trust were (in thousands of dollars):

Investments at fair value:
Investment contracts	$258,288
Collective trusts	852,336
Altria common stock	39,269
Kraft Foods common stock	44,033
PMI common stock	106,871
Mondelēz International common stock	82,954
Short-term investments	27,460

Total investments	1,411,211
Receivables:
Interest and dividend income	3,327
Other	257

Total assets	1,414,795
Liabilities:
Other	(3,208)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(15,749)

Net assets	$1,395,838

Plan’s interest therein	$185,586

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

The Master Trust’s investment income/(loss) for the period from September 1, 2012 to December 31, 2012 is summarized as follows (in thousands of dollars):

Interest and dividends	$4,403
Net appreciation in collective trusts	12,476
Net depreciation in Altria common stock	(2,471)
Net appreciation in Kraft Foods common stock	1,383
Net depreciation in PMI common stock	(8,077)
Net depreciation in Mondelēz International common stock	(4,017)

Investment income	$3,697

Plan’s interest therein	$859

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2012 are summarized below:

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Traditional GIC	$–	$–	$5,035	$5,035
Synthetic GIC wrappers	–	–	143	143
Collective trust - Mortgage-backed security fund	–	92,171	–	92,171
U.S. Government securities	59,508	–	–	59,508
Asset-backed securities	–	24,994	–	24,994
Mortgage-backed securities	–	26,055	–	26,055
Corporate bonds	–	27,904	–	27,904
Agency bonds	–	18,224	–	18,224
Municipality and state bonds	–	1,760	–	1,760
Foreign government bonds	–	2,494	–	2,494

Investment contracts subtotal	59,508	193,602	5,178	258,288
Collective trusts:
Domestic equity fund - large cap	–	209,042	–	209,042
Domestic equity fund - mid/small cap	–	109,965	–	109,965
International equity fund	–	76,329	–	76,329
Government bond fund	–	53,178	–	53,178
Treasury Inflation Protected Securities fund	–	9,867	–	9,867
Blended funds	–	393,955	–	393,955

Collective trusts subtotal	–	852,336	–	852,336
Equities:
Altria common stock	39,269	–	–	39,269
Kraft Foods common stock	44,033	–	–	44,033
PMI common stock	106,871	–	–	106,871
Mondelēz International common stock	82,954	–	–	82,954
Short-term investments	–	27,460	–	27,460

Total investment assets at fair value	$332,635	$1,073,398	$5,178	$1,411,211

There were no transfers between Level 1 and Level 2 during 2012.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

Below is a rollforward of the Level 3 assets, for the period from September 1, 2012 to December 31, 2012:

	September 1, 2012 Balance	Net Realized Gains/(Losses)	Net Unrealized Gains/(Losses)	Transfer In From KFGI Master Trust	December 31, 2012 Balance
	(in thousands)
Asset Category:
Traditional GIC	$–	$–	$188	$4,847	$5,035
Synthetic GIC wrappers	–	–	143	–	143

Total Level 3 investments	–	–	331	4,847	5,178

The net unrealized gain or loss from the investment contracts are excluded from the net investment income reported for the Master Trust, but are instead reflected in the change in the adjustment from fair value to contract value for fully benefit-responsive contracts reported on the statement of net assets available for benefits.

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in both traditional and synthetic GICs.

The traditional GIC provides a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value and fair value of the traditional GIC was $4,871,000 and $5,035,000, respectively, at December 31, 2012.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, municipality and state bonds, foreign exchange cash and foreign government bonds. The contract value and fair value of the synthetic GICs was $237,668,000 and $253,253,000, respectively, at December 31, 2012.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rate for the traditional GIC is either agreed to in advance with the issuer or varies based on the agreed upon formula, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 2.83% at December 31, 2012.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average yield of the Interest Income Fund was 1.19% for 2012 (calculated by taking the annualized earnings of all investment contracts in the Interest Income Fund divided by the fair value of the investment contracts in the Interest Income Fund as of the last day of the Plan year). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 2.68% for 2012 (calculated by annualizing the one-day interest credited to participants as of the last day of the Plan year and dividing the annualized earnings by the fair value of the Interest Income Fund on the last day of the Plan year).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

5. Transactions with Parties-in-Interest:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Fiduciaries are not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $83 million at December 31, 2012 in Mondelēz International Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income and net realized gains of $432,000 and $698,000, respectively, from investments in Mondelēz International Common Stock during the period from September 1, 2012 to December 31, 2012. The Master Trust invests in collective trusts created by State Street Bank and Trust Company, the Trustee of the Master Trust and the Plan, and managed by its affiliates; collective trusts created by The Northern Trust Company, an investment manager, and managed by its affiliates; and collective trusts created by BlackRock Institutional Trust Company, N.A., an investment manager, and managed by its affiliates, which are also exempt parties-in-interest transactions. The Master Trust invests in investment contracts and the fees paid to issuers of the contracts qualify as exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. Mondelēz Global pays certain expenses for the administration of the Plan.

These transactions are exempt from the party-in-interest transaction prohibitions of ERISA.

6. Plan Termination:

The Board of Managers of Mondelēz Global and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Mondelēz Matching Contributions and Mondelēz Basic Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Mondelēz Matching Contributions and Mondelēz Basic Contributions accounts.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

7. Tax Status:

The Plan is intended to be a qualified plan under Section 401(a) of the Code. The Plan administrator believes that the Plan is designed, and to the best of their knowledge, is currently in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements. A request for a formal determination of the Plan’s tax-exempt status was filed with the Internal Revenue Service which acknowledged receipt of the request on March 14, 2013.

8. Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2012 (in thousands):

Net assets available for benefits per the financial statements	$194,643

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,094

Deemed distributions	(1,125)

Distributions and withdrawals payable	(23)

Net assets per the Form 5500	$195,589

Investment contracts are shown at fair value on the Form 5500. In addition, participant loans are shown net of deemed distributions on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Mondelēz Global LLC TIP Plan

Notes to Financial Statements, Continued

The following is a reconciliation of the increase in net assets available for benefits prior to transfers per the financial statements to the net income per the Form 5500 for the period from September 1, 2012 to December 31, 2012 (in thousands):

Increase in net assets available for benefits prior to transfers per the financial statements	$3,109

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,094

Change in deemed distributions	(1,125)

Change in distributions and withdrawals payable	(23)

Net income per the Form 5500	$4,055

9. Subsequent Events

Plan management has evaluated subsequent events for recognition and disclosure through June 27, 2013, which is the date the financial statements were available to be issued.

MONDELĒZ GLOBAL LLC TIP PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2012

Name of Plan Sponsor: Mondelēz Global LLC

Employer Identification Number: 38-3869170

Three Digit Plan Number: 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

		Notes Receivable from Participants

*	Notes receivable from participants	Interest rates ranging from 3.23% to 10.5% as of December 31, 2012; Maturity dates of loans range from 01/04/2013 to 12/25/2017	**	$7,883,271

		Total		$7,883,271

*	Indicates a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mondelēz Global Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MONDELĒZ GLOBAL LLC TIP PLAN
(Name of Plan)

By	/s/ Dave Pendleton
Dave Pendleton
Chair of the Administrative Committee of Mondelēz Global LLC

Date: June 27, 2013